EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc. Issues Chairman’s Message

Huizhou, China – July 1, 2004 – In his message to the shareholders, Mr. WU Ruilin, Chairman of Qiao Xing Universal Telephone, Inc. (NASDAQ: XING), has high hopes for the Company’s performance in 2004 and expects both revenue and gross profit for the current year to increase by 30% over that of 2003.

Reviewing the 2003 results, Mr. Wu expressed his satisfaction towards the better operational performance brought about by the rationalizing of the Company’s operations by concentrating on the mobile phone and the R+D and distribution of fixed line telephone business.

Mr. WU said, “2003 saw a 234% increase in our revenue to US$ 222 million, with gross profit rising a significant 1066% to US$ 30.8 million. Gross profit margin also improved to 13.9% from 4.0% for the previous year. Because of our acquisition of CECT in 2003, we were required under the GAAP to write off the acquired in-process research and development in the first year of acquisition, and to amortize other acquired intangible assets in connection to the acquisition. In addition, we also charged to the profit and loss account stock-based compensation relating to certain option repricings in 2002. Although these three operating expense items did not involved any outflow of cash, they totaled US$ 12.4 million and adversely affected our bottom line. If not for these items, our pretax profit would have reached US$ 11.8 million. In 2004, concerning the expenses which resulted from the acquisition of CECT, there would be no more charges in relation to the acquired in-process research and development, and the amortization charges for the other acquired intangible assets would be reduced by US$3.0 million. It is expected that the total amount of these three operating expense items which arose from past transactions of a special nature would decrease by approximately US$ 7.1 million in 2004.”

Looking ahead, Mr. WU is totally confident of the Company’s future:

Mobile Phone Business

*CECT has made tremendous progress during the last year in the area of sales and marketing, R+D, production and brand building.

*Establishment of a distribution network involving more than 240 wholesale distributors in over 31 provinces and cities in the whole of China.

*Cooperating with leading retail electrical appliances merchants in China for sales and marketing of CECT’s products.

*The ability of CECT to produce mobile phones with great varieties of functions to satisfy different target market segments.

*CECT brand was accredited as an “Outstanding Domestic Made Mobile Phone” in 2003.

*Despite the effects of SARS epidemic in early 2003, CECT still managed to sell 1.3 million sets of mobile phones for the whole year, 86% more than the volume in 2002.

*A 30% increase in revenue and gross profit is expected from the mobile phone business in 2004.

In-door Phones

*Concentrating the resources on the R+D and distribution of value-added fixed line telephones was a huge success as evidenced by the improvement from a gross margin loss of 11.3% to gross profit margin of 9.8% for 2003.

*The Company has captured the majority share of the value-added fixed line telephone market in more than 20 provinces and cities in China.

*Further consolidates its leading position in the fixed line telephone business in China with its distribution network expanded to more than 5,000 retail outlets.

*The export of fixed line telephones should also experience very fast growth. The Company has recently secured cooperation partners like the suppliers for Bellsouth of the USA and BINATONE for the UK. It is expected that the export business could record a 100% increase in 2004.

*Taking all factors into account, the Company expects a 30% increase in the revenue for fixed line telephones in 2004.

“Leveraging on the solid base we have built, we shall continue to improve our competitiveness with the enhancement of our R+D capability and further establishment of our distribution network, which could enable us to achieve a very fast growth in 2004 and the next few years to come. It would be my pleasure to see this happen together with all our shareholders.” Mr. WU concluded.

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

Rick Xiao of Qiao Xing Universal Telephone, Inc.
Email: rickxiao@qiaoxing.com
Tel: 86-752 — 2820268